Sapiens Enters the TA-100 Index of the Tel Aviv Stock Exchange in Recognition of its Strong Financial Performance

HOLON, Israel – December 11, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that its shares will be included on the TA-100 Index of the Tel- Aviv Stock Exchange (TASE) as of December 15, 2013.

”We are delighted by the recognition of our financial strength and the opportunity to join this exclusive index which places Sapiens amongst the top 100 most valuable companies listed on the TASE,” said Roni Al-Dor, Sapiens President and CEO. “This is a significant milestone of our progress, and is indicative of our commitment to generating value for our shareholders. It also further emphasizes our overall growth as a company, as well as our impressive financial performance and heightened investor interest.”

The TA-100 is a share index of the 100 most highly capitalized companies listed on the Tel Aviv Stock Exchange. It tracks the leading 100 shares, based on a range of criteria, including highest market capitalization and broadest shareholder diversity.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-7902032 e-Mail: moshe.shamir@sapiens.com